Exhibit (a)(5)(A)

June 3, 2019

Dear Stockholder:

On behalf of the Board of Directors of Amber Road, Inc., I am pleased to inform you that on May 12, 2019, Amber Road agreed to be acquired by Eagle Parent Holdings, LLC (“Parent”), a Delaware limited liability company and an affiliate of E2open, LLC (“E2open”), pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) by and among Amber Road, Parent, E2open (solely for purposes of Section 9.17) and Chicago Merger Sub, Inc., a Delaware corporation that is an indirect wholly-owned subsidiary of Parent (“Purchaser”). Purchaser has today commenced a tender offer to purchase all outstanding shares of common stock of Amber Road at a price of $13.05 per share, in cash, without interest, subject to any applicable withholding and upon the terms and subject to the conditions of the Merger Agreement.

After successful completion of the tender offer, Purchaser will be merged with Amber Road, and any Amber Road common stock not purchased in the tender offer will be converted into the right to receive an amount equal to the offer price, without interest and subject to applicable withholding. Unless subsequently extended, the tender offer is scheduled to expire one minute after 11:59 p.m., Eastern Time, on July 1, 2019. As more fully set forth in the Merger Agreement, the tender offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn a number of shares of Amber Road common stock that, together with the shares then owned by Parent or Purchaser, if any, represent at least a majority of all then outstanding shares of Amber Road common stock (including any shares of Amber Road common stock the Company may be required to issue upon conversion, settlement or exercise of options to purchase Amber Road common stock for which Amber Road has received notices of exercise or conversion prior to expiration of the tender offer).

On May 12, 2019, the Board of Directors of Amber Road: (a) determined that the Merger Agreement, including the offer, the merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to, and in the best interest of, Amber Road and its stockholders, (b) declared it advisable to enter into the Merger Agreement, (c) approved the execution, delivery and performance by Amber Road of the Merger Agreement and the consummation of the Transactions, including the offer and the merger, (d) resolved that the merger shall be effected under Section 251(h) of the Delaware General Corporation Law and that the merger shall be consummated as soon as practicable following the acceptance time and (e) resolved to recommend that the stockholders of Amber Road accept the offer and tender their shares of Amber Road common stock to Purchaser pursuant to the offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

Accordingly, and for the other reasons described in more detail in the enclosed copy of Amber Road’s solicitation/recommendation statement, the Board of Directors recommends that Amber Road stockholders accept the tender offer and tender their shares of Amber Road common stock to Purchaser pursuant to the tender offer.

The solicitation/recommendation statement contains additional information relating to the Transactions, including a description of the reasons for the Board of Directors’ recommendations described above. Also enclosed are Purchaser’s Offer to Purchase, dated June 3, 2019, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer.

We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the Amber Road Board of Directors, we thank you for your support.

Sincerely,

James W. Preuninger
Chief Executive Officer